EXHIBIT 12.1

NPS PHARMACEUTICALS, INC

STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Six Months Ended
	2000	2001	2002	2003	2004	June 30,2005
Earnings (Loss)
Pre-tax loss before adjustments for income
equity from investees and cumulative
effect on prior years of changes in
accounting principle	$(31,612)	$(51,329)	$(87,127)	$(172,925)	$(166,618)	$(87,112)

Total fixed charges	463	399	381	4,134	8,297	13,031
Distributed income of equity investees	--	1,661	193	--	--	--

Total losses before fixed charges	$(31,149)	$(49,269)	$(86,553)	$(168,791)	$(158,321)	$(74,081)
Fixed Charges
Interest expense	$96	$5	--	$3,718	$7,527	$12,631
Assumed interest attributable to	367	394	381	416	770	400

Total fixed charges	$463	$399	$381	$4,134	$8,297	$13,031

Deficiency of earnings available to
cover fixed charges	$(31,612)	$(49,668)	$(86,934)	$(172,925)	$(166,618)	$(87,112)

For the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the six months ended June 30, 2005, our earnings were insufficient to cover fixed charges for those periods by $31,612, $49,668, $86,934, $172,925, $166,618 and $87,112, respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consists of interest expense and estimated interest included in rental expense.